                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2002




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (Exact name of Registrant's specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                       Form 20-F    X    Form 40-F
                                 -------           --------



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes            No    X
                                 -------       -------


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              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K


         Attached is an English translation of the summary of the following documents filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores: i) Letter dated on November 15, 2002 informing the result of the preemptive subscription of the up to US$ 100,000,000 Company's Series I Convertible Notes (the "Notes"); ii) Summary of the general and unanimous bondholders meeting of IRSA series 02 floating rate notes due 2002 in a principal amount of u$s 40,973,014 held on November 14, 2002; iii) Letter dated November 22, 2002 handing the Agenda of Shareholders' Meeting to be held on December 13, 2002; iv) Press release related to the restructuration of the Company's financial debt and Company`s Series I Convertible Notes.



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(i) By letter dated November 15, 2002, the Company informed that the preemptive subscription period for the Notes has expired on November 14, 2002 and a total of 66,743,188 Notes were subscribed and handed notice regarding the accretion rights.

(ii)
   SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 40,973,014 HELD ON
                   NOVEMBER 14, 2002 (THE "SERIES 02 NOTES")


FIRST POINT:

It was unanimously approved by Banca Nazionale del Lavoro ("BNL") and HSBC Bank Argentina S.A. ("HSBC") the designation of the representatives of the bondholders BNL and HSBC to approve and sign the minute of the meeting.-

SECOND POINT:

It was unanimously approved:
1) to extend the maturity of the principal of the Series 02 Notes due on November 14, 2002, until November 21, 2002.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until November 21, 2002.

THIRD POINT:

It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on October 31, 2002 and ending on November 14, 2002, until November 21, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US$ 41,161,602.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on October 31 and ending on November 14, 2002 and the extension of the maturity until November 21, 2002.


FOURTH POINT:

It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on November 14, 2002 and ending on November 21, 2002, establishing an annual fix interest rate of 12%.
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2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the Interest Rate applicable to the Interest Period beginning on November 14, 2002 and ending on November 21, 2002, establishing an annual fix interest rate of 12% .

iii)

By letter dated November 22, 2002, the Company handed the Agenda for the Shareholders' Meeting that will be held on December 13, 2002 at 13.00 hours, at 108 Bolivar Street, first floor. Please find below the translation of the
Agenda:

AGENDA

1. Appointment of two shareholders to approve and subscribe the Minutes of the meeting.

2. Ratification of the modification of certain terms and conditions of the Corporate Bonds Global Program for a nominal value not exceeding US$ 250,000,000 (US dollars two hundred and fifty million) (the "Program") decided by the Board of Directors con October 25, 2002 for the purpose of including broader terms and conditions in the Program and enabling the Company to issue corporate bonds under the Program with common guarantee or special guarantee, fixed or floating guarantee.

3. Ratification of the delegations timely performed by the Board of Directors. Delegation to the Board of Directors of the power (i) to fix issuance date, issue currencies, terms, methods, and if applicable, guarantees and any other terms and conditions under the Program provided they have not been decided at this Meeting of Shareholders or at the Meeting of Shareholders held on February 11, 1999 where the creation of the Program and its terms and conditions were approved of (ii) to subdelegate such powers to one or more of its members.

Note: Shareholders are hereby reminded that the Company's Book of Registered Shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, Federal Capital. Consequently, shareholders are required, for the purpose of attending the meeting, to obtain a certificate of the registered shares account kept by Caja de Valores S.A., and to submit such certificate for filing at the Company's corporate domicile located at Bolivar 108 1(0), Federal Capital, from 10:00 a.m. to 5:00 p.m. by December 9 2002. Upon filing of the certificate, the Company will deliver to the Shareholders the authorization necessary to be admitted to the Meeting. THE BOARD OF DIRECTORS.

Saul Zang

     Vice-President II




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                                                                     [IRSA LOGO]


iv)
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                                                                   Press Release
--------------------------------------------------------------------------------


IRSA REFINANCES ITS DEBT AND RETURNS TO THE CAPITAL MARKETS

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA, PROUDLY ANNOUNCES TWO MILESTONES IN THE HISTORY OF THE COMPANY:

1) OVERSUBSCRIPTION OF CONVERTIBLE BONDS OFFERING, IMPLYING A FULL PLACEMENT OF THE US$ 100 MILLION UNITS OFFERED.

2) RESTRUCTURING OF OUR FINANCIAL DEBT FOR A TOTAL AMOUNT OF US$ 133 MILLION, SUBSTANTIALLY REDUCING INDEBTEDNESS AND INTEREST EXPENSES, AND SIGNIFICANTLY EXTENDING MATURITIES TO 5 AND 7 YEARS.

BUENOS AIRES, NOVEMBER 21ST, 2002 - IRSA Inversiones y Representaciones Sociedad Anonima (NYSE: IRS) (BCBA: IRSA) is proud to announce the successful ending of the rights offering started on October 15th. The offering consisted of US$ 100,000,000 convertible notes plus non-detachable warrants. The convertible notes will bear interest at the rate of 8% per year and payments will be done semiannually. Holders may convert the notes at any time after December 13th, 2002 until maturity on November 14th, 2007 at a conversion price of US$ 0.5571 per common share. After the conversion of the convertible notes, the warrant will allow holders to purchase additional common shares at a price of US$ 0.6686 per share.

Existing shareholders have subscribed a total of US$ 77.4 million; for US$ 66.7 million through the exercise of their preemptive rights and US$ 10.7 million through the exercise of their accretion rights. DURING THE PERIOD OF ALLOCATION OF THE REMAINING UNITS, WE HAVE RECEIVED ORDERS THAT DOUBLED THE TOTAL UNITS AVAILABLE. IN SUMMARY, THE OFFERING WAS FULLY SUBSCRIBED AND FUNDS HAVE BEEN ALREADY RECEIVED BY THE COMPANY.

Moreover, after months of negotiations, we have successfully finished the restructuring of our financial debt:

a) We have reached an agreement with GSEM/AP Holdings, L.P. (Goldman Sachs) to cancel the debt owed to them, that is, as of today, of US$ 16.3 million of principal plus accrued interest, for a total of US$ 11.1 million. Payment will be made before November 29th.

b) On November 15th, we have signed a Refinancing Framework Agreement with our six creditor banks (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itau and Banco Nacion) to refinance the Syndicated US$ 80 million Loan and the outstanding US$ 37.0 million Floating Rate Notes under the following scheme:

     I.   US$ 13.6 million cash down payment reducing the principal;

     II. US$ 15.0 million of the 8% Convertible Notes due 2007 recently offered by the Company, subscribed by BankBoston swapping old debt;

     III. US$ 37.4 million Secured Floating Rate Notes due 2009 with an interest rate of 90-day LIBOR plus 200 basic points (today equivalent to 3.42%). These Notes will be secured with a


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                                                                     [IRSA LOGO]
--------------------------------------------------------------------------------
                                                                   Press Release
--------------------------------------------------------------------------------

          first priority mortgage on some of our real estate properties for a total value of US$ 18.7 million; and

     IV. US$ 51.0 million Unsecured Credit Facility due 2009. 69% of the Facility will bear an interest rate of 90-day LIBOR plus 200 basic points (3.42%) while the remaining will bear a fixed step up rate ranging from 5.5% to 6.5%.

These events have positioned IRSA as the first Argentine company in successfully returning to the international capital markets after the economic collapse suffered in our country. We have also become one of the few corporations in Argentina that avoiding default was able to structure an amortization schedule very well spread over time with relevant principal maturities due 2007 and 2009 and with an annual interest rate below 3.5%, the lowest one obtained throughout our history.

On the other hand, we would like to remind you that our subsidiary Alto Palermo S.A., owner of the shopping centers, has also dramatically reduced its indebtedness during the course of this year, passing from a total US$ 270 million of financial debt by the end of 2001, to a current Ps. 107 million million due 2005 plus US$ 50 million convertible bonds due 2006, that have been almost fully subscribed by the company's shareholders.

Moreover, after the placement of the units and restructuring of debt, IRSA will have a net cash position of US$ 55 million to take advantage of opportunities arising in the market, as we have done during the past decade.

Once again we would like to thank our shareholders, bank creditors and those new investors that have subscribed our convertible bond for trusting us.

IRSA'S DEBT EVOLUTION

--------------------------------------------------------------------------------------------------------------
                MARCH 2001                                          TODAY
                ------------------------------------------          ------------------------------------------
                                                       US$                                                 US$
DEBT            BKB Due 2002                            80          Convertible Bonds due 2007             100
                FRN due 2002                            44          Secured Floating Rate Notes due 2009    37
                Galicia due 2001                        20          Unsecured Credit Facility due 2009      51
                BNL due 2001                            10          Hoteles Argentinos due 2006             11
                Hoteles Argentinos due 2006             12
                Commercial Paper due 2001               25
                Short Term Debt                         27
                Others                                  31
                TOTAL                                  249          TOTAL                                  199

CASH                                                    23                                                  55
APSA'S CONVERTIBLE BOND                                                                                     27

--------------------------------------------------------------------------------------------------------------
NET DEBT                                               226                                                 117
--------------------------------------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                    IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                    By:
                        -----------------------------------------------------
                        Name: Saul Zang
                        Title: Second Vice Chairman of the Board of Directors





Dated: December 3, 2002